Contact

www.linkedin.com/in/tina-depaolis-b4554641 (LinkedIn)

Top Skills

Mental Health
Psychotherapy
Mental Health Counseling

Tina DePaolis

Executive/Clinical Director at Ebb Tide Treatment Centers
Boynton Beach, Florida, United States

Summary

A proven visionary and strategic leader with over 30 years of healthcare experience utilizing strong interpersonal, organizational and communication skills. Experienced Chief Executive Officer with a demonstrated history of working in the substance abuse and mental health care industry.

Expertise in addictions and mental health licensing regulations with a proven track record of implementing necessary controls to ensure compliance and in identifying potential gaps in policies, procedures and processes.

Dynamic leader and team builder, consistently motivating others toward success with an outstanding supervisory background emphasizing a collaborative yet decisive style.

Experience

Ebb Tide Treatment Centers

Chief Clinical Officer
May 2018 - Present (7 years 4 months)
Palm Beach Gardens, Florida

Safe Harbour Recovery

CEO/Clinical Director
February 2015 - December 2017 (2 years 11 months)
West Palm Beach, Florida Area

Safe Harbour Recovery is proud to offer a "back to basics" treatment approach while teaching our clients how to get sober and to stay sober. Safe Harbour Recovery has a team of professionals with well over 100 years of experience. Unlike some treatment programs, every professional at Safe Harbour Recovery is specifically credentialed to treat addiction. Our staff has trained and led departments at some of the nation's pre-eminent treatment programs and are nationally-recognized speakers and educators. These noted professionals have come together to create a Standard of Excellence in

substance abuse and alcoholism treatment through a caring, compassionate and rigorous program tailored to fit each client's needs.

Orchid Recovery Center
Clinical Director
April 2006 - October 2014 (8 years 7 months)
Lake Worth, Florida

Palm Beach State College
Adjunct Instructor
2000 - 2012 (12 years)

Hanley-Hazelden
Director of Fellowship Club & Ancillary Services
June 2001 - October 2004 (3 years 5 months)

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Education

NY Institute of Technology
MS, Mental Health Counseling · (1992 - 1994)

Barry University
Bachelor's Degree, Liberal Arts and Sciences/Liberal Studies · (1988 - 1992)

Florida Certification Board
Certified Recovery Residence Administrator, CRRA

Florida Certification Board
Certified Addictions Professional, CAP

Florida Cetification Board
Certified Criminal Justice Addictions Professional, CCJAP